Exhibit 99.2

December 4, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the press release on Exhibit 99.1 to the Form 6-K dated December 4, 2020 of Anpac Bio-Medical Science Co., Ltd. and are in agreement with the statements contained in the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,
/s/ Ernst & Young Hua Ming LLP
Shanghai, the People’s Republic of China